UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File No. 001-33580

KEEGAN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Technical report (NI 43-101) – Esaase Gold Deposit Resource Estimation, Esaase, Ghana, West Africa, effective December 16, 2010
99.2	Consent of Qualified Person, Harry Warries, Masters in Mining, AusIMM, SME, dated December 16, 2010
99.3	Consent of Qualified Person, Christopher Gorden Waller, BAppSc (Applied Chemistry), MAusIMM, dated December 16, 2010
99.4	Consent of Qualified Person, Brian Richard Wolfe, BSc Hons (Geol), MAusIMM, Post Cert (Geostats), dated December 16, 2010
99.5	News release dated January 18, 2011

Exhibits
99.6	Preliminary Short Form Prospectus dated January 24, 2011
99.7	Decision Document (Preliminary) – British Columbia Securities Commission, dated January 24, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEGAN RESOURCES INC.

Date:  January 23, 2013

By:
/s/ Greg McCunn
Greg McCunn
Chief Financial Officer